Carlyle Tactical Private Credit Fund
One Vanderbilt Avenue Suite 3400
New York, New York 10017

July 27, 2023

VIA EDGAR

File Room
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

RE:     Carlyle Tactical Private Credit Fund (the “Fund”)
File Nos. 333-222106 and 811-23319

Dear Ladies and Gentlemen,

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, enclosed please find the following documents for the Fund, which are attached hereto:

1.    A copy of the Fund’s fidelity blanket bond (the “Bond”) providing for coverage of $1.5 million issued by Hartford Fire Insurance Company acting as lead underwriter and with such other insurance companies participating in the program as may be determined by the management of the Fund during the policy term for the period June 30, 2023 to June 30, 2024; and

2.    A copy of the resolutions of the Board of Trustees of the Fund, including a majority of the Trustees who are not interested persons, approving by written consent the amount, type, form, coverage of the Bond and the premium to be paid by the Fund.

Please note that the premium has been paid in its entirety.

Very truly yours,

/s/ Joshua Lefkowitz

Joshua Lefkowitz
Chief Legal Officer, Chief Compliance Officer and Secretary